Exhibit 12.1
KRATON PERFORMANCE POLYMERS, INC.
Ratio of Earnings to Fixed Charges
(In thousands)

	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
Fixed Charges:
+ Interest expensed	25,815	27,550	24,127	23,422	22,509
+ Interest capitalized	3,198	4,180	2,648	2,259	520
+ Amortization of debt issuance costs	2,223	7,389	2,986	6,722	2,071
+ Amortization of debt premium	(164)	(153)	(108)	—	—
+ Estimate of interest within rental expense	1,231	3,747	4,259	2,846	2,205
Total fixed charges	32,303	42,713	33,912	35,249	27,305
Earnings:
+ Pre-tax income (loss)	6,328	(4,862)	3,115	91,509	111,858
- Income from equity investees	(407)	(530)	(530)	(529)	(487)
+ Fixed charges	32,303	42,713	33,912	35,249	27,305
+ Amortization of capitalized interest	320	418	265	226	—
+ Distributed income of equity investees	487	422	400	515	403
- Interest capitalized	(3,198)	(4,180)	(2,648)	(2,259)	(520)
Total Earnings	35,833	33,981	34,514	124,711	138,559
Deficiency (Surplus)	(3,530)	8,732	(602)	(89,462)	(111,254)
Ratio	1.11	0.80	1.02	3.54	5.07
Ratio of Earnings to Fixed Charges	1.11:1.00	0.80:1.00	1.02:1.00	3.54:1.00	5.07:1.00
Our earnings were insufficient to cover our fixed charges by approximately $8.7 million for the year ended December 31, 2013.